EXHIBIT 99.10

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2004.

TV Channel NDTV

Interviewee:
Suresh Senapaty CFO-Wipro Limited
Raman Roy, Chairman, Wipro BPO Solutions Limited

NDTV: Can you give us a feel of what really drove the performance during the quarter?

Suresh Senapaty: We continued to focus more this quarter on the operational side being the utilization and the offshore mix.

NDTV: In terms of billing rates, how are you doing?

Suresh Senapaty: There is a short fall in the billing rates but realization head to head with the customer was not low. It was mainly due the T&M and the FPP mix. We had more of T&M projects leading to a dip.

NDTV: How has the growth been for the last quarter and can you break it down to top customers?

Suresh Senapaty: One can’t comment on specific accounts but the top 22 accounts have given double digit growth. So the overall picture is quite good. We have added 41 new customers. The number of 3 Mn, 10 Mn, 30 Mn Accounts has gone up.

NDTV: Given the kind of rupee-dollar movements we are looking at now, it is not sure where it is actually going to end up. Do you think you have hedged comfortably for the quarter ahead?

Suresh Senapaty: The Operating Margin has been hurt due to the exchange impact. But we have about 503 million dollars of hedges over the next four quarters, appearing in the Balance Sheet. Thus the growth would be cross. OM growth would be flattish. Increase in revenue would be through volume.

NDTV: Will you be able to tell us, whether the growth would come from the new or the existing accounts?

Suresh Senapaty: The growth would be coming from the combination of new and the existing accounts. The growth of 41 is a decent count and this is mainly from US/Europe. We have been able to get new customers in Telecom, FS, E&PE. We will continue to look up for revenues from new customers also.

NDTV: The next question would be for you Mr. Raman Roy. What do you comment about the day by day increase in the frauds.

Raman Roy: Fraud is an unfortunate component globally. They don’t come from particular geography. It can be due to lack of control. But at Wipro, security is the basic hygiene. We are BS7799 certified.

NDTV: Where was the main focus in the last quarter?

Raman Roy: Last Quarter we indicated more towards Transaction processing/non voice processes. We are getting good traction from the existing/new customers.

NDTV: What has been the attrition for the last quarter?

Raman Roy: The Attrition was at 22.8% which shows about 2% decline sequential Quarter to Quarter. The single business challenge we are facing today is training. Training them and getting them to production is a great thing.

NDTV: How about the training in Wipro

Suresh Senapaty: Out of the 16000 people we have 4000 people in training. Wipro is a company which pays salary even during the training. We are now in competition with Philippines/ Mexico/Ireland.

NDTV: Mr. Senapathy, what are your expectations towards getting some new customers?

Suresh Senapaty: Our average per quarter addition ranges from 35-40. Last quarter the addition was 32 (including Wipro BPO). This year we had 41 new additions. 7 out of the 41 new additions are fortune 1000 customers. The number of new additions will result into good business.

NDTV: What is the percent of business Wipro gets from the existing customers?

Suresh Senapaty: Q4, 93% of the revenues were from existing customers i.e. customers present on 31st March 2004. Going forward also we see the same trend. Our main concentration is how to get it from the existing customers. Customers are also strategic. We try offering multiple services to same customers to get high penetration.

NDTV: Do we have cases where we have lost the customers totally?

Suresh Senapaty: This kind of thing doesn’t happen unless the company becomes bankrupt, or there is major reconstruction. So we have not seen cases where the customer totally gets out except E&PE where they work on project basis and are also in niche activities.